EXHIBIT G

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

         SECURITIES AND EXCHANGE COMMISSION

         (Release No. 35-_____)

         Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

         December __, 2001

         Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

         Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by January __, 2002 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After January __, 2002, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                   * * * * * *

         NORTHWEST ENERGY CORPORATION    (70-[____])

         Northwest Energy Corporation (herein referred to as "NW Natural Holdco"),/1/ One Pacific Square, 220 N.W. Second Avenue, Portland, Oregon 97209, has filed an application/declaration pursuant to Sections 9(a)(2) and 10 of the Act to request approval for the acquisition of all of the issued and outstanding common stock of two public-utility companies: Northwest Natural Gas Company ("NW Natural") and Portland General Electric Company ("PGE"), both of which are

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         /1/  It is stated that Northwest Energy Corporation is a temporary name and that the company will be renamed at a later date.


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Oregon corporations. PGE is a wholly-owned subsidiary of Enron Corp. ("Enron"), an integrated energy company and an exempt holding company under the Act./2/ It is stated that, following consummation of the proposed transaction, NW Natural Holdco, which is also an Oregon corporation, intends to claim an exemption under
Section 3(a)(1) of the Act pursuant to Rule 2.

         The proposed transaction will be carried out in two steps. First, NW Natural will become a wholly-owned subsidiary of NW Natural Holdco by means of a reorganization in which NW Natural Holdco will acquire all of the issued and outstanding common stock of NW Natural in exchange for an equal number of shares of common stock of NW Natural Holdco (referred to as the "Reorganization"). Immediately following the Reorganization, NW Natural Holdco will purchase from Enron or an affiliate all of the outstanding common stock of PGE for a combination of cash, common stock of NW Natural Holdco, and certain other securities (referred to as the "PGE Acquisition"). The Reorganization and the PGE Acquisition are hereinafter referred to together as the "Transaction."

         The Transaction is subject to, among other things, receipt by the parties of required state and federal regulatory approvals and filing of pre-merger notification statements under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and expiration or termination of the statutory waiting period thereunder. The Transaction is also subject to receipt by Enron of a no-action letter from the staff of the Commission stating that the staff of the Commission will not take any action to assert that Enron or its affiliates will become a "holding company" or "affiliate" of NW Natural Holdco, as those terms are defined under the Act, solely by reason of the Transaction. In addition, the Reorganization and the issuance of common stock and other equity securities by NW Natural Holdco in connection with the PGE Acquisition is subject to approval by NW Natural's shareholders, which will be sought at a special meeting of shareholders to be held during the first half of 2002.

         NW Natural distributes gas at retail to approximately 468,100 residential customers, 54,700 commercial customers, and 600 industrial customers in 17 counties in western Oregon, including the Portland metropolitan area, most

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         /2/    On December 2, 2001, Enron filed for reorganization under
Chapter 11 of the United States Bankruptcy Code in U.S. Bankruptcy Court for the Southern District of New York. PGE did not file for reorganization under Chapter
11. It is stated that the ultimate impact of Enron's Chapter 11 bankruptcy filing on PGE and on the proposed acquisition of PGE by NW Natural Holdco cannot be determined at this time. At this time, NW Natural Holdco is proceeding on the assumption that the acquisition of PGE will be completed on the terms described in the application/declaration.


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of the Willamette Valley, the northern Oregon coast and the Columbia River
Gorge, and 3 counties in southwestern Washington that border on the Columbia River, including the Vancouver, Washington metropolitan area. In 2000, sales to customers in Oregon represented approximately 92% of its revenues. NW Natural owns, operates and maintains approximately 15,000 miles of natural gas transportation and distribution pipelines, and holds rights to purchase and transport gas from suppliers in the western United States and Canada. NW Natural also owns underground natural gas storage reservoirs located near Mist, Oregon with a total storage capacity of 10.5 billion cubic feet (Bcf) and two liquefied natural gas plants. NW Natural is subject to regulation as to rates and conditions of service and other matters by the Public Utility Commission of Oregon ("OPUC") and the Washington Utilities and Transportation Commission.

         NW Natural has one non-utility subsidiary, NNG Financial Corporation ("Financial Corporation"), which holds minority interests in various qualifying small power production facilities under the Public Utility Regulatory Policies Act of 1978, as amended. These facilities, which including solar electric, wind-power electric and hydroelectric generation projects, are all located in California and sell all of their electrical output to Pacific Gas and Electric Company and Southern California Edison Company pursuant to long term power sales contracts. In addition, KB Pipeline Company, a wholly-owned subsidiary of Financial Corporation, owns a 10% interest in the Kelso-Beaver Pipeline, which is described more fully below.

         For the twelve months ended December 31, 2000, NW Natural reported gross operating revenues of $532,110,000, net operating revenues of $257,950,000 and net income of $50,224,000. At December 31, 2000, NW Natural had $1,278,713,000 in total assets, including net utility plant of $928,832,000, net non-utility property of $5,198,000, and current assets of $187,372,000.

         PGE is engaged in the generation, purchase, transmission, distribution and sale of electric energy to retail customers in a 3,150 square-mile area of Oregon that includes 51 incorporated cities, of which Portland and Salem are the largest. PGE also sells electric energy at wholesale in interstate commerce to wholesale customers throughout the area that encompassed within the Western Systems Coordinating Council. The estimated population served by PGE is approximately 1.5 million, or about 44% of the state's total population.

         As of December 31, 2000, PGE owned wholly or jointly generating facilities with a capacity of approximately 2000 MW. PGE also has long-term power purchase contracts for the net purchase of approximately 500 MW of generating capacity from other suppliers in the Pacific Northwest and purchases the remainder of its requirements in short term electricity markets. PGE owns 2,018 miles of transmission facilities in Oregon, including 706 miles of 500 kV lines, 338 miles of 230 kV lines, 505 miles of 115-kV lines, and 469 miles of 57-kV lines, and owns 25,000 miles of distribution facilities in Oregon. PGE's transmission system includes an approximate 20% interest in the Pacific Northwest Intertie, a 4,800 MW transmission facility between John Day in northern Oregon and Malin in southern Oregon near the California border. The Pacific Northwest Intertie is used primarily for interstate sales and purchases


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of electric energy among the Bonneville Power Administration, utilities in the
Pacific Northwest, including PGE, and California utilities. PGE also has a 79.5% ownership interest in the Kelso-Beaver Pipeline, a 20-inch diameter lateral natural gas pipeline that runs approximately 17 miles between PGE's Beaver generating plant, located in Clatskanie, Oregon, and the interstate gas distribution system of Northwest Pipeline Company (which is not affiliated with NW Natural). During 2000, PGE had access to approximately 154 MMcf/day of firm transportation capacity on the Kelso-Beaver Pipeline.

         PGE is subject to regulation as to retail rates and conditions of service and other matters by the OPUC. PGE is also subject to the jurisdiction of the Federal Energy Regulatory Commission ("FERC") with respect to transmission service and wholesale sales of electric energy, licensing of hydroelectric projects and certain other matters.

         For the year ended December 31, 2000, PGE reported operating revenues of $2,253,000,000, net operating income of $206,000, 000 and net income of $141,000,000. At December 31, 2000, PGE had total assets of $3,452,000,000, including net utility plant of $1,891,000,000, other property and investments of $277,000,000, and current assets of $778,000,000.

         NW Natural and PGE have overlapping service territories. It is stated that approximately 80% of PGE's customers live in NW Natural's gas service area, and that 65% of NW Natural's gas customers are also PGE electric customers.

         NW Natural Holdco is currently a wholly-owned subsidiary of NW Natural, having nominal capitalization. NW Natural, NW Natural Holdco and a wholly-owned subsidiary of NW Natural Holdco ("Merger Sub") have entered into an Agreement and Plan of Merger and Reorganization, dated October 5, 2001 (the "Plan of Merger") whereby NW Natural will become a subsidiary of NW Natural Holdco. At the Effective Time, as defined in the Plan of Merger:

         (i) Merger Sub will be merged with and into NW Natural, with NW Natural being the surviving corporation;

         (ii) each share of NW Natural common stock outstanding immediately prior to the merger will be automatically converted into one share of NW Natural Holdco common stock;

         (iii) each share of NW Natural Holdco common stock outstanding immediately prior to the merger will be converted into shares of NW Natural, resulting in NW Natural Holdco becoming the owner of all outstanding shares of NW Natural common stock; and

         (iv) the shares of NW Natural Holdco common stock held by NW Natural immediately prior to the merger will be canceled.

         Following the Reorganization, all of NW Natural Holdco's outstanding common stock will be owned by the former holders of NW Natural's common stock outstanding immediately prior to the Reorganization. Shares of NW Natural


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preferred stock and preference stock issued and outstanding immediately prior to the Reorganization shall remain unchanged. NW Natural Holdco's common stock will be listed for trading on the New York Stock Exchange.

         Immediately following the Reorganization, NW Natural Holdco will acquire all of the issued and outstanding common stock of PGE pursuant to the terms of a Stock Purchase Agreement, dated October 5, 2001, by and among Enron, Enron Northwest Assets, LLC, NW Natural, and NW Natural Holdco. NW Natural Holdco will also purchase the common stock of PGH II, Inc., a non-utility subsidiary of Enron that holds certain non-utility businesses./3/ NW Natural Holdco will pay a total of $1.8 billion in consideration for these assets, consisting of $1.55 billion in cash and $250 million of equity securities to be issued by NW Natural Holdco to Enron (approximately $50 million in the form of common stock and Class B common stock of NW Natural Holdco and $200 million in the form of hybrid equity securities called FELINE PRIDES(SM)./4/ In addition, NW Natural Holdco will assume a payment obligation of approximately $72 million from Enron to PGE that remains from Enron's purchase of PGE in 1997. PGE will retain its approximately $1.1 billion in existing debt and preferred stock.

         NW Natural Holdco states that it will enter into credit facilities for $1.55 billion in order to finance the cash portion of the purchase price to be paid for PGE, and a separate $100 million revolving credit facility that can be used to pay expenses relating to the PGE Acquisition and for working capital purposes. NW Natural Holdco expects to issue approximately $150 million of common stock at or shortly after the closing and will utilize the net proceeds thereof to repay a portion of the acquisition debt. NW Natural Holdco's obligations under these credit facilities will be collateralized through a pledge of the common stock of NW Natural and PGE owned by NW Natural Holdco. Under Oregon law, the lenders' exercise of their rights to foreclose under the pledge of the utilities' common stock is subject to obtaining approval of the OPUC.

         The aggregate number of shares of common stock to be issued to Enron at closing shall be equal to 4.9% of the outstanding shares of common stock as of the closing date, and the remainder will be shares of Class B common stock. The rights, priorities and preferences of the holders of NW Natural Holdco common stock and Class B common stock will be equal, except that the holders of Class B common stock will not be entitled to vote.

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         /3/      PGH II, Inc. holds various non-utility assets or business
interests (e.g., an interest in a fiber optics network and a district cooling system under development in Portland) of PGE. A nominal portion of the total purchase price ($1 million) will be allocated to the stock of PGH II, Inc.

         /4/      FELINE PRIDES(SM) is a service mark of Merrill Lynch & Co.


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         Each unit of the FELINE PRIDES(SM) will consist of one share of mandatorily redeemable preferred stock of NW Natural Holdco with a liquidation value of $50 per share, and one stock purchase contract, which will obligate the holder thereof to purchase from NW Natural Holdco, and NW Natural Holdco to sell, $50.00 worth of Class B common stock four years after the closing date of the PGE Acquisition. Except as required under Oregon law, the preferred stock issued as part of the FELINE PRIDES(SM) will not have any voting rights.

         In addition, pursuant to the Stock Purchase Agreement, NW Natural Holdco and Enron and/or one or more entities designated by or affiliated with Enron will enter into a Securityholders and Registration Rights Agreement which, among other things, will, subject to the provisions of applicable laws and regulations, grant to Enron the right to designate up to two individuals to serve on NW Natural Holdco's board of directors (which is expected initially to have between 12 and 14 members) and certain registration rights, and which will restrict Enron's disposition of securities issued by NW Natural Holdco as part of the PGE Acquisition.

         It is stated that, on a pro forma basis, NW Natural Holdco and its subsidiaries would have total assets of $5,797.7 million as of September 30, 2001, and consolidated gross operating revenues of $2,916.3 million and consolidated net operating revenues of $665.9 million for the nine months then ended.5 The combined companies will have more than 1.25 million electric and gas customers. Because of the overlapping service territories and shared customer base of PGE and NW Natural, NW Natural Holdco believes that the Transaction will produce significant operating efficiencies that neither PGE nor NW Natural could achieve separately, in such areas as combined call centers, combined billing, combined marketing and support crews, combined customer addition and build-out efforts, and shared support services, as well as savings in administrative areas. NW Natural Holdco projects total synergy savings of $18 million in 2003, $29 million in 2004, and $30 million in 2005 and each year thereafter.

         It is estimated that total fees, commissions and expenses incurred or to be incurred in connection with the proposed Transaction will be approximately $60 million.

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         /5/      On a pro forma basis, for the 12 months ended December 31,
2000, NW Natural Holdco and its subsidiaries would have gross operating revenues of $2,786.0 million and net operating revenues of $1,050.5 million.


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